SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE TO/A

                                 (RULE 14D-100)

                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR

                 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                                  DELIA*S CORP.

                       (Name of Subject Company (Issuer))

                            DODGER ACQUISITION CORP.,

                     an indirect wholly owned subsidiary of

                                   ALLOY, INC.

                       (Name of Filing Person (Offerors))

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                    24688Q101

                      (CUSIP Number of Class of Securities)

                             ----------------------
                               MATTHEW C. DIAMOND
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        151 WEST 26TH STREET, 11TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 244-4307

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                             ----------------------

                                    COPY TO:

            SAMUEL A. GRADESS                        RICHARD M. GRAF, ESQ.
         CHIEF FINANCIAL OFFICER                  KATTEN MUCHIN ZAVIS ROSENMAN
    151 WEST 26TH STREET, 11TH FLOOR            1025 THOMAS JEFFERSON STREET, NW
        NEW YORK, NEW YORK 10001                      WASHINGTON, DC 20007
             (212) 244-4307                              (202) 625-3500

                            CALCULATION OF FILING FEE


        TRANSACTION VALUATION(1)                AMOUNT OF FILING FEE(2)
               $50,099,753                               $4,054

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 53,438,809 shares of the outstanding Class A common stock, par value $0.01 per share, of the Issuer (the "Issuer Company Stock") and (ii) 547,994 shares of Issuer Company Stock issuable upon the net exercise of vested outstanding warrants and options having an exercise price less than or equal to the offer price of $0.928 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) and Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.00008090 multiplied by the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                             ----------------------


Amount Previously Paid: $4,054               Form or Registration No.: SC TO-T
Filing Party: Dodger Acquisition Corp.       Date Filed: August 6, 2003
and Alloy, Inc.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|X|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                 SCHEDULE 13D/A

      This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on
           August 8, 2003, by Alloy, Inc. and Dodger Acquisition Corp.

CUSIP No. 24688Q101

--------------------------------------------------------------------------------
1.    Name of reporting persons ....................................Alloy, Inc.
      I.R.S. Identification Nos. of above
      persons (entities only) ..................................... 04-3310676
--------------------------------------------------------------------------------
2.    Check the appropriate box if a member of a group              (a)   |X|
                                                                    (b)   |_|
--------------------------------------------------------------------------------
3.    SEC use only
--------------------------------------------------------------------------------
4.    Source of funds ....................................................WC
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to Items
      2(d) or 2(e).                                                       |_|
--------------------------------------------------------------------------------
6.    Citizenship or place of organization ....................State of Delaware
--------------------------------------------------------------------------------
    Number of shares                  7. Sole voting power           48,662,434
   beneficially owned                 ------------------------------------------
         by each                      8. Shared voting power         0
 reporting person with:               ------------------------------------------
                                      9. Sole dispositive power      48,662,434
                                      ------------------------------------------
                                     10. Shared dispositive power    0
--------------------------------------------------------------------------------

11.  Aggregate  amount  beneficially  owned by  each
     reporting person.                                               48,662,434
                                                                  --------------
12.  Check box if the aggregate amount in Row 11 excludes certain
     shares.                                                      |_|
                                                                  --------------
13.  Percent of class represented by amount in Row (11).......... 90.36%
                                                                  --------------
14.  Type of reporting person.........                            CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

      This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on
           August 8, 2003, by Alloy, Inc. and Dodger Acquisition Corp.

CUSIP No. 24688Q101

--------------------------------------------------------------------------------
1.    Name of reporting persons ........................Dodger Acquisition Corp.
      I.R.S. Identification Nos. of above
      persons (entities only) ..........................
--------------------------------------------------------------------------------
2.    Check the appropriate box if a member of a group              (a)   |X|
                                                                    (b)   |_|
--------------------------------------------------------------------------------
3.    SEC use only
--------------------------------------------------------------------------------
4.    Source of funds ....................................................WC
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to Items
      2(d) or 2(e).                                                       |_|
--------------------------------------------------------------------------------
6.    Citizenship or place of organization ....................State of Delaware
--------------------------------------------------------------------------------
    Number of shares                  7. Sole voting power           48,662,434
   beneficially owned                 ------------------------------------------
         by each                      8. Shared voting power         0
 reporting person with:               ------------------------------------------
                                      9. Sole dispositive power      48,662,434
                                      ------------------------------------------
                                     10. Shared dispositive power    0
--------------------------------------------------------------------------------

11.  Aggregate  amount  beneficially  owned by  each
     reporting person.                                               48,662,434
                                                                  --------------
12.  Check box if the aggregate amount in Row 11 excludes certain
     shares.                                                      |_|
                                                                  --------------
13.  Percent of class represented by amount in Row (11).......... 90.36%
                                                                  --------------
14.  Type of reporting person.........                            CO
--------------------------------------------------------------------------------

                                  SCHEDULE TO/A

ITEMS 8-11.


This Final Amendment to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the "Schedule TO") filed initially with the Securities and Exchange Commission on August 6, 2003, by Dodger Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Alloy, Inc., a Delaware corporation ("Alloy"), and by Alloy. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of dELiA*s Corp., a Delaware corporation ("dELiA*s"), at a purchase price of $0.928 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits
(a)(1)(1) and (a)(1)(2) thereto, respectively. Capitalized terms that are not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule TO or the Offer to Purchase, as applicable.

ITEMS 8 AND 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY;
ADDITIONAL INFORMATION.

Items 8 and 11 are hereby amended to add the following:

At 5:00 p.m., EDT, on Tuesday, September 16, 2003, the subsequent offering period expired. Based on preliminary information from the Depositary, as of Tuesday, September 16, 2003 stockholders of dELiA*s had tendered and not withdrawn 1,079,814 Shares during the subsequent offering period. Combined with Shares tendered during the initial offering period, a total of 48,071,684 Shares were tendered pursuant to the Offer. This brings Purchaser's beneficial Share ownership to greater than 90% of the total outstanding Shares. Purchaser has accepted for payment all Shares validly tendered in the Offer, including those tendered during the subsequent offering period, and Purchaser has been merged with and into dELiA*s. On September 17, 2003, Alloy issued a press release announcing the results of the Offer and announcing that Purchaser had been merged with and into dELiA*s pursuant to Delaware's short form merger procedures. The full text of the press release announcing the expiration of the subsequent offering period and the completion of the Offer is attached as Exhibit (a)(5)(8) herein and incorporated herein by reference.

ITEM 12.  EXHIBITS
Item 12 of Schedule TO is hereby amended as follows:

           EXHIBIT

           NUMBER                                             DESCRIPTION
----------------------      ------------------------------------------------------------------------------
         (a)(1)(1)            Offer to Purchase, dated August 6, 2003. *
         (a)(1)(2)            Form of Letter of Transmittal.*
         (a)(1)(3)            Form of Notice of Guaranteed Delivery. *
         (a)(1)(4)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                              Other Nominees. *
         (a)(1)(5)            Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                              Trust Companies and Other Nominees. *
         (a)(1)(6)            Guidelines for Certification of Taxpayer Identification Number on
                              Substitute Form W-9. *
         (a)(1)(7)            Form W-8BEN and Instructions for same. *
         (a)(1)(8)            Form of Summary Advertisement, dated August 6, 2003. *
         (a)(1)(9)            Form of Letter to Holders of Certificates Issued by dELiA*s Inc. *
         (a)(5)(1)            Text of press release issued by Alloy on July 31, 2003.*
         (a)(5)(2)            Text of press release issued by dELiA*s on July 31, 2003.*
         (a)(5)(3)            Transcript of conference call hosted by Alloy, Inc. on July 31, 2003.*
         (a)(5)(4)            Text of press release issued by Alloy and dELiA*s on August 26, 2003.*
         (a)(5)(5)            Text of press release issued by Alloy on August 28, 2003.*
         (a)(5)(6)            Text of press release issued by Alloy and dELiA*s on September 4, 2003.*
         (a)(5)(7)            Text of press release issued by Alloy and dELiA*s on September 11, 2003.*
         (a)(5)(8)            Text of press release issued by Alloy on September 17, 2003.
         (b)                  Not applicable.
         (d)(1)               Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s,
                              Alloy and Purchaser. *
         (d)(2)               Tender and Stockholder Support Agreement, dated as of July 30, 2003, by and among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky. *
         (d)(3)               Form of Consulting Agreement between the Surviving Corporation and Stephen
                              I. Kahn. *
         (d)(4)               Form of Termination Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (d)(5)               Form of Employment Agreement between the Surviving Corporation and
                              Christopher C. Edgar. *
         (d)(6)               Form of Employment Agreement between the Surviving Corporation and Evan
                              Guillemin. *
         (d)(7)               Form of Confidentiality and Non-Competition Agreement between the Surviving
                              Corporation and specified senior executive officers of dELiA*s. *
         (d)(8)               Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (g)                  Not applicable.
         (h)                  Not applicable.

---------------------
*      Previously filed.


ITEM  13. INFORMATION REQUIRED BY SCHEDULE 13E-3

       Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          DODGER ACQUISITION CORP.

                          By /s/ SAMUEL A. GRADESS
                          -----------------------------------------------------
                          Name: Samuel A. Gradess
                          Title:            Treasurer

                          ALLOY, INC.

                          By /s/ SAMUEL A. GRADESS
                          -----------------------------------------------------
                          Name: Samuel A. Gradess
                          Title:             Chief Financial Officer/Secretary

Dated: September 17, 2003


                                  EXHIBIT INDEX

           EXHIBIT

           NUMBER                                             DESCRIPTION
----------------------      ------------------------------------------------------------------------------
         (a)(1)(1)            Offer to Purchase, dated August 6, 2003. *
         (a)(1)(2)            Form of Letter of Transmittal.*
         (a)(1)(3)            Form of Notice of Guaranteed Delivery. *
         (a)(1)(4)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                              Other Nominees. *
         (a)(1)(5)            Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                              Trust Companies and Other Nominees. *
         (a)(1)(6)            Guidelines for Certification of Taxpayer Identification Number on
                              Substitute Form W-9. *
         (a)(1)(7)            Form W-8BEN and Instructions for same. *
         (a)(1)(8)            Form of Summary Advertisement, dated August 6, 2003. *
         (a)(1)(9)            Form of Letter to Holders of Certificates Issued by dELiA*s Inc. *
         (a)(5)(1)            Text of press release issued by Alloy on July 31, 2003.*
         (a)(5)(2)            Text of press release issued by dELiA*s on July 31, 2003.*
         (a)(5)(3)            Transcript of conference call hosted by Alloy, Inc. on July 31, 2003.*
         (a)(5)(4)            Text of press release issued by Alloy and dELiA*s on August 26, 2003.*
         (a)(5)(5)            Text of press release issued by Alloy on August 28, 2003.*
         (a)(5)(6)            Text of press release issued by Alloy and dELiA*s on September 4, 2003.*
         (a)(5)(7)            Text of press release issued by Alloy and dELiA*s on September 11, 2003.*
         (a)(5)(8)            Text of press release issued by Alloy on September 17, 2003.
         (b)                  Not applicable.
         (d)(1)               Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s,
                              Alloy and Purchaser. *
         (d)(2)               Tender and Stockholder Support Agreement, dated as of July 30, 2003, by and among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky. *
         (d)(3)               Form of Consulting Agreement between the Surviving Corporation and Stephen
                              I. Kahn. *
         (d)(4)               Form of Termination Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (d)(5)               Form of Employment Agreement between the Surviving Corporation and
                              Christopher C. Edgar. *
         (d)(6)               Form of Employment Agreement between the Surviving Corporation and Evan
                              Guillemin. *
         (d)(7)               Form of Confidentiality and Non-Competition Agreement between the Surviving
                              Corporation and specified senior executive officers of dELiA*s. *
         (d)(8)               Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (g)                  Not applicable.
         (h)                  Not applicable.

---------------------
*      Previously filed.


ITEM  13. INFORMATION REQUIRED BY SCHEDULE 13E-3

       Not applicable.